SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Contact person:
Arthur Fonseca
Tele Centro Oeste Celular
(+55 61) 313 7765

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. DISCLOSES ITS
RESULTS OF THE FIRST QUARTER OF 2003

Brasília, Brazil, May 09, 2003 – Tele Centro Oeste Celular Participações S.A. – TCO Celular (BOVESPA: TCOC3 (Ord.), TCOC4 (Pref.); NYSE: TRO) discloses its results pertaining to the first quarter of 2003. TCOC3: R$ 14.60 / 1,000 shares. TCOC4: R$ 5.60 / 1,000 shares. TRO: US$ 5.68 / ADR (1 ADR = 3,000 shares).

HIGHLIGHTS

Tele Centro Oeste Celular Participações S.A.

R$ million	1Q03	4Q02	Δ %	1Q02*	Δ %

Gross Operating Revenue (1)	525	570	-7.9%	414	26.8%
Net Operating Revenue	410	444	-7.7%	328	25.0%
Net Operating Revenue from Services	373	370	0.8%	295	26.4%
Net Operating Revenue from Merchandise	37	74	-50.0%	33	12.1%
Cost of Services (2) (3)	92	84	9.5%	63	46.0%
Cost of Merchandise	61	121	-49.6%	43	41.9%
Commercial and Administrative Expenses (3)	95	105	-9.5%	74	28.4%
Depreciation and Amortization	47	44	6.8%	38	23.7%
EBITDA (4)	162	134	20.9%	148	9.5%
% EBITDA margin	39.47	30.16	9.3%	45.30	-5.8%
EBIT	115	90	27.8%	111	3.6%
% EBIT margin	28.11	20.36	7.8%	33.85	-5.7%
Net Profit	92	99	-7.1%	72	27.8%
Investment in Property, Plant & Equipment	29	57	-49.1%	41	-29.3%

Tele Centro Oeste Celular

Clients, of which	3,178,239	3,066,704	3.6%	2.516.544	26.3%
Post-paid	859,78	860,279	-0.1%	700.417	22.8%
Pre-paid	2,318,459	2,206,425	5.1%	1.816.127	27.7%
Client Support	183	196	-6.6%	125	46.4%

* The Gross Operating Revenue and the Net Operating Revenue, as well as the Cost of Merchandise do not include the financial export credit operation (R$ 27.3 million), given that it does not represent the Company's core business activity.
(1)	Revenue including Taxes (ICMS, Confins, and PIS).
(2)	Not including Cost of Merchandise.
(3)	Not including Depreciation and Amortization.
(4)	Operating Result + Amortizations + Financial Result.

TCO Celular obtained a consolidated net profit of R$ 92.2 million in the quarter, which is 27.8% higher than in the first quarter of 2002. Its earnings before interest, tax, depreciation, and amortization (EBITDA) was R$ 161.9 million and the EBITDA margin was 39.47%. The Company’s Gross Operating Revenue was R$ 524.9 million and its Net Operating Revenue was R$ 410.0 million, the latter representing a 25.0% growth compared to the same period of last year.

NBT was the first Band B carrier to generate a Net Profit in this first quarter: R$ 12.1 million. Its earnings before interest, tax, depreciation, and amortization (EBITDA) was R$ 24.6 million and the EBITDA margin was 30.55%. NBC’s Gross Operating Revenue was R$ 102.9 million and its Net Operating Revenue was R$ 80.4 million, representing a 34.5% growth compared to the same period of last year.

OPERATING PERFORMANCE

TCO Celular holds a concession to provide cellular telephoning services – both directly and by means of its controlled companies – in 11 Brazil’s Federal District and in Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, and Tocantins, comprising altogether 5.8 million Km2 and 31.2 million people.

During the first quarter of 2003, TCO Celular reached 3,178,239 clients, of which 2,560,706 in Area 7 and 617,533 in Area 8. TCO Celular´s client base has presented a steady growth rate in both its areas of operation. Whereas in Area 7 the client base expanded 24.0% by the end of the first quarter of 2003, compared to the same period in 2002, the client base in Area 8 grew 36.8%.

According to data provided by ANATEL, the number of wireless users in Brazil went up from 34.9 million at the end of 2002 to 36.0 million in this first quarter of 2003. Of this total, TCO Celular closed the quarter with a market share of 8.8%. Comparing the country’s net addition with TCO Celular’s consolidated addition one can see that TCO Celular represented 10.4% of the net additions in the national user base, which demonstrates that, comparatively, the company achieved a more significant increase in wireless service penetration in Brazil.

TCO Celular’s churn rate reached 4.28% at the end of the first quarter of 2003, a decrease of 1.2% over the figure registered in the last quarter, and an increase of 0.06% compared to the first quarter of 2002.

TCO Celular’s ARPU (average net revenue per user) remained unaltered in this first quarter of 2003, compared to the same period of last year: R$ 39.73. The ARPU obtained in Area 7 was R$ 39.92, while in Area 8 it was R$ 39.15. The ARPU obtained by TCO Celular’s pre-paid service was R$ 23.29 and the ARPU attained by the post-paid service was R$ 83.01 at the end of the quarter.

TCO Celular obtained an Outgoing MOU (minutes of use per user) of 48.90 minutes, which represents a 31.0% growth relative to the value registered in the first quarter of 2002. The Incoming MOU achieved by TCO Celular in this same first quarter of 2003 was 56.48 minutes, which corresponds to a decrease of 17.1% against the figure registered in the in the same period of last year.

At the end of the quarter, TCO Celular had maintained market leadership in Area 7, achieving an estimated market share of 71.7% above the national Band A average, which was 62.9%. In Area 8, TCO Celular maintained an estimated market share of 34.3%, also above the national Band B average, which was 31.1%.

The wireless penetration rate in TCO Celular’s areas of operation was 23.6 per 100 residents in Area 7, where 3 (three) wireless carriers operate, and 11.2 per 100 residents in Area 8, where 4 (four) wireless carriers operate. This shows that wireless telephoning services still have plenty of room for expansion, considering that both regions in which the Company operates have been presenting spectacular economic growth.

In the first quarter of 2003, TCO Celular expanded its coverage and operated in 521 municipalities and locations. In Area 7, TCO Celular served 364 municipalities and locations at the end of the quarter; in Area 8 it attended 157 municipalities and locations.

At the end of the first quarter of 2003, 97.93% of the cellular handsets in Area 7 were digital. Since its implementation, NBT has operated using 100% digital technology. The wireless telephoning services currently provided by TCO Celular use TDMA technology.

In line with its plans to expand and modernize its system, TCO Celular proceeded with the process of optimizing its resources during the first quarter of 2003. At the end of the period, the Company had 951 radio base stations and enhancers, and 25 switches.

At the end of the first quarter of 2003, TCO Celular had 39 proprietary stores, 1,200 accredited retailers of handsets and 19.5 thousand direct and indirect retailers of telephone cards in Area 7. In Area 8, TCO Celular had at the end of the quarter 18 proprietary stores, 340 accredited retailers of handsets and 7.0 mil direct and indirect retailers of cards.

The workforce employed by the carriers operating in Area 7 decreased by 0.3%, going from 2,512 in December of 2002 to 2,505 in March of 2003. Of the total workforce, 52.1% are permanent employees and the remaining are interns and outsourced third parties. The Permanent Employees per 1,000 Accesses indicator was 0.51 in March of 2003. The workforce employed by the carrier operating in Area 8 decreased by 1.9%, going down from 478 in December of 2002 to 469 in March of 2003. Of this total, 61.2% are permanent employees and the remaining are interns and outsourced parties. NBT’s Permanent Employees per 1,000 Accesses was 0.46 in March of 2003.

Area 7 – Operating Data

	1Q03	4Q02	Δ %	1Q02	Δ %

Clients	2,560,706	2,468,948	3.7%	2,065,154	24.0%
Post-paid	715,523	711,795	0.5%	589,366	21.4%
Pre-paid	1,845,183	1,757,153	5.0%	1,475,788	25.0%
ARPU, in the quarter	39.92	41.84	-4.6%	39.86	0.2%
Churn rate in the quarter (%)	3.91	5.38	-1.5%	4.01	-0.1%
Estimated Market share(%)	71.7	73.0	-1.3%	76.4	-4.7%
Estimated population (Million)	15.2	15.2	0.0%	14.9	2.0%
Estimated Penetration – TCO (%)	16.9	16.3	0.6%	13.9	3.0%
Digital accesses (%)	97.93	97.65	0.3%	96.14	1.8%
Municipalities and locations served	364	353	3.1%	302	20.5%
Permanent employees	1,306	1,286	1.6%	1,203	8.6%
Radio Base Stations (ERB´s) and Enhancers	765	748	2.3%	700	9.3%
Connecting Switches	13	13	0.0%	12	8.3%

Area 8 – Operating Performance

	1Q03	4Q02	Δ %	1Q02	Δ %

Clients	617,533	597,756	3.3%	451,39	36.8%
Post-paid	144,257	148,484	-2.8%	111,051	29.9%
Pre-paid	473,276	449,272	5.3%	340,339	39.1%
ARPU	39.15	43.15	-9.3%	39.51	-0.9%
Churn, no trimestre (%)	5.79	5.85	-0.1%	5.20	0.6%
Estimated Market share(%)	34.3	35.0	-0.7%	33.2	1.1%
Estimated population (Million)	16.1	16.1	0.0%	15.8	1.9%
Estimated Penetration– TCO (%)	3.8	3.7	0.1%	2.9	0.9%
Digital accesses (%)	100	100	0.0%	100	0.0%
Municipalities and locations served	157	140	12.1%	107	46.7%
Permanent employees	287	289	-0.7%	267	7.5%
Radio Base Stations (ERB´s) and Enhancers	186	179	3.9%	158	17.7%
Connecting Switches	12	12	0.0%	11	9.1%

FINANCIAL PERFORMANCE

TCO Celular’s Net Operating Revenue reached R$ 410.0 million at the end of the first quarter of 2003, which represents a 25.0% increase compared to the first period of last year. During this period, the net revenue obtained from services was R$ 372.6 million and the net revenue from the sales of merchandise was R$ 37.4 million.

TCO Celular´s Cost of Merchandise Sales was R$ 60.7 million at the end of the first quarter of 2003, which corresponds to a 41.9% growth compared to the first quarter of 2002. The Subscriber Acquisition Cost (SAC) for the period was R$ 183.

At the end of the first quarter of 2003, TCO Celular’s EBITDA was R$ 161.9 million, demonstrating that the Company was more efficient in generating cash using its operating assets. The EBITDA margin obtained in the period was 39.47%. Not considering the sales of handsets, the EBITDA obtained was R$ 185.1 million and the EBITDA was 49.68%.

Expenses with depreciation and amortization totaled R$ 46.6 million at the end of the period. Depreciation is calculated based on the linear method, considering assets´ useful life.

The EBIT obtained in the first quarter of 2003 was R$ 115.3 million and the EBIT margin was 28.11%.

The Provision for Doubtful Debtors plus Losses in the period was R$ 9.5 million, representing 1.8% of the Gross Operating Revenue. The chart below shows TCO Celular’s evolution with regard to the PDD – Losses indicator against its Gross Operating Revenue.

The Net Financial Result obtained by TCO Celular totaled R$ 27.3 million at the end of the first quarter of 2003, due mainly to the positive exchange rate obtained by the Brazilian Real against the Dollar in the hedged portion of the debt.

		R$ Million

	1Q03	1Q02

Financial Revenue	77,898	44,52
Exchange Gains or Losses	22,175	7,183
Other Financial Revenues	59,693	37,337
(-) PIS / Confins over the Financial Revenue	-3,97	-
Financial Expense	50,603	37,311
Exchange Gains or Losses *	-	2,588
Other Financial Expenses	25,555	18,6
(Gains) Losses with hedge	25,048	16,123

Net Financial Revenue (Expense)	27,295	7,209

*Reflects the currency devaluation affecting the debts in foreign currencies, which include operations with the Brazilian Development Bank (BNDES) linked to the currency basket – UMBNDES.

On March 31, 2003, TCO Celular’s total indebtedness was R$ 608.0 million (R$ 627.8 million on December 31, 2002) of which 67.64% was denominated in foreign currency (64.24% denominated in North American Dollars and 3.4% in a basket of currencies – an index used by the BNDES –Brazilian Development Bank). Of the total debt in American Dollars, 86.10% was protected by hedge operations at the end of the quarter, and 81.76% of the total debt in foreign currency was protected by hedge operations. This indebtedness was counterbalanced by the resources available in cash (R$ 194.8 million), by investments in bonds and securities (R$ 747.9 million), and by accounts receivable from hedge operations (R$ 31.0 million), resulting in a negative net debt of R$ 365.7 million.

The Net Profit obtained by TCO Celular in the first quarter of 2003 was R$ 92.2 million, which shows to an increase of 27.8% compared to the first quarter of 2002. The Net Profit generated by NBT was R$ 12.1 million in the quarter.

A total of R$ 28,6 million was invested in Property, Plant, and Equipment during the first quarter of 2003, mainly in projects to expand the mobile telephone network, to modernize telecommunications services, and to develop proprietary transmission routes

SOCIAL RESPONSIBILITY

In an effort to contribute to the construction of a better society, TCO Celular invests significantly in social and cultural projects which benefit educational and social organizations, as well as sports and cultural actions. The Company is fully committed to citizenship and to the country as a whole, particularly in the region where it operates, and invested R$ 1.03 million in the first quarter of 2003.

CORPORATE NEWS

Jan./03

TCO Celular informed its shareholders and the general public that it has been notified by means of its controlling shareholder of the Preliminary Share Purchase and Sale Agreement to be celebrated between its controlling shareholder and Brasilcel N.V., aiming to transfer the controlling interest of the Company to Telesp Celular Participações S.A. or to another company belonging to the same economic group as Brasilcel N.V., a joint venture formed by Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., and Telefónica Móviles, S.A..

Feb./03

TCO Celular and the Brazilian Telecommunications Agency (ANATEL) signed an Authorization Term allowing the migration of Cellular Mobile Services to Personal Mobile Services. With this authorization, the Company can operate under a private regime, no longer rendering services under concession agreements. In addition, the company is now able to promote mergers and incorporations, as well as to transfer shareholding control prior to the end of the five-year period provided by law.

Mar./03

TCO Celular informed its shareholders and the general public that it had been notified by its controlling shareholder of the Share Purchase and Sale Agreement, which provides the final terms and conditions for the operation of transferring controlling interest of the Company to Telesp Celular Participações S.A..

FURTHER CORPORATE NEWS

On April 10, 2003 the Brazilian Telecommunications Agency – ANATEL – approved the transfer of the interest held by BID S.A. in the capital stock of Tele Centro Oeste Celular Participações S.A. to Telesp Celular Participações S.A..

On April 25, 2003, Tele Centro Oeste Celular Participações S.A. was informed by its controlling shareholder that the operation to transfer the controlling interest of the Company to Telesp Celular Participações S.A. had been closed under the terms provided in the Preliminary Share Purchase and Sale Agreement and in the Share Purchase and Sale Agreement. The operation was financially settled on that date and the shares representing the control of the Company were transferred to Telesp Celular Participações S.A..

With the conclusion of the operation for transference of controlling interest, the standard technology to be adopted by its network was established as the overlay for CDMA 1Xrtt, maintaining the current TDMA network.

All efforts are being made to make the new technology available for sale, as of the third quarter of 2003, in some capitals within the areas where TCO Celular operates. In this way, new products and services will be presented, offering higher data transmission speed and considerably improving the capacity of the products and services offered by the present network.

Now that we are part of the largest wireless telephoning carrier in South America, we will be able to offer our users a number of additional advantages and benefits.

Please contact us at:
Investor Relations Division
Arthur Fonseca
arthur.fonseca@tco.net.br
55 61 313 7765
Fernanda Lucena
fernanda.lucena@tco.net.br
Website
http://www.tco.net.br

**FINANCIAL STATEMENTS TO FOLLOW **

FINANCIAL STATEMENTS

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

March 31, 2003 and December 31, 2002

“A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices originating in Brazil´s Corporation Law and specific norms issued by IBRACON, CFC and CVM”

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS
March 31, 2003
(In thousand of Reais-R$)

	COMPANY		CONSOLIDATED

	03/31/2003	12/31/2002	03/31/2003	12/31/2002

ASSETS

CURRENT ASSETS	446,581	454,877	1,334,089	1,313,436

Cash and cash equivalents	4,046	3,936	18,278	37,141
Short-term investments	235,517	224,254	747,947	712,135
Marketable securities	8,260	7,884	176,557	121,362
Accounts receivable from services	60,018	61,489	212,619	227,881
Inventories	6,368	11,318	28,690	48,369
Deferred and recoverable taxes	48,385	57,307	100,422	111,242
Interest on own shareholders´ equity	50,486	50,486	-	-
Swap	21,761	34,057	24,689	38,441
Other assets	11,740	4,146	24,887	16,865

NONCURRENT ASSETS	76,686	81,687	111,420	119,942

Deferred and recoverable taxes	22,976	23,823	5,623	60,931
Loans to related parties	-	-	-	-
Swap	3,653	5,709	10,177	174,863
Other assets	50,057	52,155	95,620	44,148

PERMANENT ASSETS	1,365,762	1,297,872	917,547	931,368

Investments	1,138,739	1,061,288	8,040	8,430
Property, plant and equipment	227,023	236,584	879,122	891,418
Deferred charges	-	-	30,385	31,520

TOTAL ASSETS	1,889,029	1,834,436	2,363,056	2,364,746

“A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices originating in Brazil´s Corporation Law and specific norms issued by IBRACON, CFC and CVM”

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS
March 31, 2003
(In thousand of Reais-R$)

	COMPANY		CONSOLIDATED

	03/31/2003	12/31/2002	03/31/2003	12/31/2002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	396,433	410,204	625,228	715,302

Personnel, social charges and benefits payable	6,375	5,182	11,413	9,388
Trade accounts payable	28,716	30,391	102,069	154,390
Indirect taxes	18,750	26,961	64,221	104,295
Income taxes	369	171	8,559	3,535
Income participation	95,184	94,828	103,330	102,831
Loans and financing	239,566	246,555	317,808	324,980
Other accounts payable	7,473	6,116	17,828	15,883

NONCURRENT LIABILITIES	181,721	205,583	401,915	406,864

Provision for contingencies	100,730	94,639	105,079	99,104
Income taxes	-	-	-	0
Loans from related parties	-	31,410	-	0
Loans and financing	79,637	78,715	290,201	302,800
Others obligations	1,354	819	6,635	4,960

PARTICIPATION OF MINORITY SHAREHOLDERS	-	-	25,038	23,931

SHAREHOLDERS' EQUITY	1,310,749	1,218,523	1,310,749	1,218,523

Capital	534,046	534,046	534,046	534,046
Capital reserve	114,381	114,381	114,381	114,381
Revenue reserve	322,165	322,165	322,165	322,165
Treasury stock	(49,162)	(49,162)	(49,162)	(49,162)
Retained earnings	389,319	297,093	389,319	297,093

CAPITALIZABLE FUNDS	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	1,889,029	1,834,436	2,363,056	2,364,746

See accompanying notes.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
STATEMENTS OF INCOME
 Three months ended March 31, 2003 and 2002
(In thousand of reais)

	COMPANY		CONSOLIDATED

	03/31/2003	12/31/2002	03/31/2003	12/31/2002

GROSS OPERATING REVENUE	135,200	-	524,884	441,676
Gross revenue deductions	(27,879)	-	(114,866)	(86,714)

NET OPERATING REVENUE	107,321	-	410,018	354,962
Cost of services rendered	(51,449)	-	(191,095)	(162,497)

GROSS INCOME	55,872	-	218,923	192,465
OPERATING INCOME (EXPENSES)	48,155	78,095	(103,665)	(81,538)
Commercialization of services	(12,948)	-	(60,454)	(49,282)
General and administrative expenses	(26,313)	(9,002)	(45,125)	(32,116)
Equity pickup	77,126	78,343	-	-
Other operating income (expenses) net	10,290	8,754	1,914	(140)

OPERATING INCOME BEFORE FINANCIAL RESULT	104,027	78,095	115,258	110,927
Financial result, net	(4,033)	(5,664)	27,295	7,209

OPERATING INCOME	99,994	72,431	142,553	118,136
Nonoperating income (expenses), net	(1,268)	(478)	(5,018)	(5,871)

INCOME BEFORE TAXATION AND PARTICIPATION	98,726	71,953	137,535	112,265
Income and social contribution taxes	(6,500)	184	(43,485)	(34,902)
Employees' profit participation	-	(248)	-	(813)
Participation of minority shareholders	-	-	(1,824)	(4,799)

NET INCOME BEFORE REVERSAL OF INTEREST ON OWN
SHAREHOLDERS' EQUITY	92,226	71,889	92,226	71,751
Reversal of interest on own shareholders' equity	-	-	-	138

NET INCOME	92,226	71,889	92,226	71,889

Shares in circulation on the balance sheet date
(thousands)			373,408,642	373,408,642
Net income per lot of thousand shares (R$)			0.24700	0.19250
See accompany notes.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

1. Operations

Tele Centro Oeste Celular Participações S.A. is a publicly traded company directly controlled by BID S.A. (company controlled by Splice Group), which acquired 53.23% of voting capital and 17.75% of total capital.

The Company controls the following companies: Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. The subsidiaries are responsible for providing cellular telephone services - Band A throughout Midwestern Brazil, including the States of Rondônia and Acre, according to the concession terms signed by the Federal Government, which expire on August 5, 2008 but can be extended for another 15 years.

On May 24, 1999 Norte Brasil Telecom S.A. – NBT was formed as a private company, with the objective of exploring cellular telephone services, as well as all necessary and useful activities for delivering these services within area 8 - Band B comprising the States of Amazonas, Roraima, Amapá, Pará and Maranhão. Norte Brasil Telecom S.A. started up its activities in 1999, serving 11 of the 97 cities comprising the respective operating area. The expenses incurred to December 31, 1999 were considered as pre-operating expenses and amortized as from January 2000 when the company became operational and the respective expenses started being amortized.

The business of Tele Centro Oeste Celular Participações S.A., including the services provided by its subsidiaries and respective charges are controlled by ANATEL (National Telecommunications Agency), the entity responsible for regulating telecommunications in Brazil in accordance with Law No. 9472 of July 16, 1997 and respective regulations.

On November 21, 2000 TCO IP S.A. was formed as a private company, with the objective of rendering telecommunications and internet access services, developing solutions and others.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

1. Operations – continued

On April 26, 2002, Tele Centro Oeste Celular Participações S.A. merged the subsidiary Telebrasília Celular S.A., based on the evaluation of the latter´s shareholders´ equity at December 31, 2001, with the aim of rationalizing the corporate structure of the Company and subsidiaries so that the existing administrative and commercial synergies are used, as well as concentrating the liquidity of the private companies´ shares in one company only, thus reducing the capital cost. Please note that this merger operation was authorized by the National Agency of Telecommunications – ANATEL.

On January 16, 2003, Tele Centro Oeste Celular Participações S.A. published a Relevant Fact communicating its shareholders and the public in general, under the terms of CVM Instruction No. 358/02 and according to information provided by the controlling shareholder, that a Preliminary Shares Purchase/Sale Contract was entered into between the controlling shareholder and Brasilcel N.V for transferring the Company´s shareholding control to Telesp Celular Participações S.A. or other company belonging to the economic group of Brasilcel N.V. However, the effective transfer of the Company´s shareholding control is subject to the implementation of certain preceding conditions.

2. Presentation of the financial statements

The Company´s financial statements and the consolidated financial statements were prepared in conformity with accounting practices adopted in Brazil and accounting norms and procedures established by the CVM (Brazilian Securities Commission).

The balances recorded in the statement of income as of March 31, 2002 do not include the operations of the merged company Telebrasília Celular S.A..

3. Summary of the principal accounting practices (company and consolidated)

a. Short-term investments
Refers to temporary investments of high liquidity falling due within less than three months, stated at cost plus income earned to the balance sheet date.

b. Marketable securities
Refers to investments to be maintained up to the respective maturity, which should not exceed 12 months, and are recorded at cost plus interest earned to the balance sheet date.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

3. Summary of the principal accounting practices (company and consolidated)--Continued

c. Credits and obligations
Credits and obligations are stated at their historical value. The amounts subject to monetary correction, foreign exchange variation and interest are adjusted to the balance sheet date

d. Allowance for doubtful accounts
This provision was constituted to cover accounts receivable unlikely to be collected. The methodology comprises the recording of a provision to cover 100% of accounts overdue more than 90 days. Additionally, for the accounts not yet billed, not yet due and overdue more than 90 days, the percentages historically obtained from write-offs are applied on the respective gross revenues computed within the last 12 months.

e. Inventories
The inventories classified in current assets comprise cellular telephones stated at the average acquisition cost, to be sold to own shops and authorized, as well as materials applied to the plant maintenance. The inventories to be applied in expansion activities are classified in construction and installations in progress under property, plant and equipment.

f. Investments
Refers to permanent participation in the capital of subsidiaries which are recorded according to the equity pickup method. The accounting practices adopted by subsidiaries are consistent to those adopted by the Company. Other investments are stated at cost not exceeding market value.

g. Property, plant and equipment
Property, plant and equipment is stated at acquisition and/or construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

The operation right (concession area 8) of cellular services - Band B relating to the subsidiary Norte Brasil Telecom S.A. was stated at the respective acquisition cost and is being amortized in accordance to concession terms.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

3. Summary of the principal accounting practices (company and consolidated)--Continued

Materials related to the plant expansion are stated at average acquisition cost.

The maintenance and repair expenses representing improvements (increase of installed capacity or useful life) are capitalized while the remaining expenses are charged to operating results following the accrual method.

g. Property, plant and equipment--continued
Depreciation is calculated by the straight-line method considering the useful life of the assets at rates shown in Note 8.

h. Deferred charges
The income and expenses computed during the pre-operating phase of subsidiaries Norte Brasil Telecom S.A. and TCO IP S.A. are charged to deferred charges and amortized by the straight-line method over a period of 10 years.

i. Income and social contribution taxes
Income and social contribution taxes are recorded on the accrual basis, calculated in accordance with the current tax legislation. Deferred taxes are recorded over temporary differences, calculated based on the rates applicable at the respective realization or liquidation.

j. Provision for contingencies
The provision for contingencies was recorded based on an analysis of the Company´s lawyers regarding all existing legal actions.

k. Income and expenses
Income and expenses are charged to the year´s operating result on the accrual basis. The revenues derived from sales of prepaid recharging cellular telephone cards are deferred and charged to the operating result as the cards are used.

Billings are computed monthly and the revenues not billed between the billings date and the end of the respective period are estimated and recognized as revenue in the month that the service was rendered.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

3. Summary of the principal accounting practices (company and consolidated)--Continued

l. Financial result - net
The financial result net is represented by interest and monetary correction on short-term investments and loans obtained and granted. In compliance with the current tax legislation, the interest on shareholders´ equity was recorded as financial expenses and considered as destination of result for financial statement purposes, according to Deliberation No. 207 of December 12, 1996 of the CVM.

m. Pension plan
Tele Centro Oeste Celular Participações S.A. and subsidiaries sponsor a private social security plan, which is managed by SISTEL. According to the CVM Resolution No. 371 of December 13, 2000, the Company conducted studies on future benefits to employees. However, the Company opted to record the adjustment to actuarial liabilities directly in the year´s operating result as of 2002 for a period of five years, or if lower, for the period of the service or remaining life of the employees.

n. Employees´ income participation
Tele Centro Oeste Celular Participações S.A. and subsidiaries provide for employees´ income participation based on Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent publications.

The amount provided for is equivalent to a monthly salary subject to approval of the Shareholders Meeting. In 2002 these expenses were classified as operating expenses.

o. Profit per share
Profit per share was calculated based on the number of outstanding shares at the balance sheet date.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

4. Consolidation of the financial statements

The consolidated financial statements were prepared in accordance with consolidation basic principles established by Brazil´s Corporation Law and norms of the CVM.

We present below the main consolidation procedures:

a)	Elimination of assets and liability account balances between the consolidated companies;
b)	Elimination of shareholding, reserves and retained earnings of the consolidated companies;
c)	Elimination of revenues and expenses derived from business between the consolidated companies;
d)	Highlighting the minority interest amounts on the financial statements.

The consolidated companies comprise the following:

	Total shareholding (%)

	3/31/2003	12/31/2002

Telegoiás Celular S.A.	97.07	97.07
Telemat Celular S.A.	97.57	97.57
Telems Celular S.A.	98.45	98.45
Teleron Celular S.A.	97.21	97.21
Teleacre Celular S.A.	98.35	98.35
Norte Brasil Telecom S.A. – NBT	98.33	98.33
TCO IP S.A.	99.99	99.99

5. Marketable securities

			Company		Consolidated

	Interest	Maturity date	3/31/2003	12/31/2002	3/31/2003	12/31/2002

Debentures	- CDI plus 2.0%	06/27/2002 and	235,517	224,254	747,947	712,135
Fixcel S.A.	per year	08/08/2003

			235,517	224,254	747,947	712,135

Tele Centro Oeste Celular Participações S.A., directly and through its subsidiaries, acquired a total of R$ 660 million in debentures issued by Fixcel S.A., from which R$ 470 million was due on July 2, 2002 and R$ 190 million on August 13, 2002. The debentures have variable guarantee on the assets of Fixcel S.A. and are secured by Splice do Brasil Telecomunicações e Eletrônica S.A..

As informed by the controlling shareholder, as from the effective transfer of the Company´s shareholding control, Telesp Celular Participações S.A. will ensure the liquidation of the debentures issued by the parent company Fixcel S.A. which are held by the Company.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

6. Accounts receivable

	Company		Consolidated

	3/31/2003	12/31/2002	3/31/2003	12/31/2002

Amounts invoiced	21,836	19,711	84,132	76,156
Amounts to be invoiced	16,769	15,758	51,397	47,390
Network use rate	12,082	13,396	48,095	53,678
Sales of cellular telephone and cards	4,201	8,974	28,670	46,202
Credit cards	2,602	4,171	9,855	14,069
Allowance for doubtful accounts	(5,172)	(4,734)	(28,342)	(26,595)
Others	7,700	4,211	18,812	16,981

	60,018	61,489	212,619	227,881

7. Investments

	Company		Consolidated

	3/31/2003	12/31/2002	3/31/2003	12/31/2002

Participation stated by the equity pickup method	1,130,868	1,053,027	-	-
Premium – Norte Brasil Telecom S.A.	4,427	4,579	4,427	4,579
Premium – Telegoiás Celular S.A.	3,422	3,660	3,422	3,660
Other investments	22	22	191	191

	1,138,739	1,061,288	8,040	8,430

The premiums of R$ 4,427 and R$ 3,422 at March 31, 2003 refer, respectively, to the acquisition of 45% of shares of Norte Brasil Telecom S.A. from Inepar S.A. in May 1999 and the acquisition of the shares of Telegoiás Celular S.A. from the market in 2001. These premiums are being amortized over 5 and 10 years, respectively.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

7. Investments--Continued

The significant information on subsidiaries is as follows:

	Telegoiás	Telemat	Telems	Teleron	Teleacre	NBT	TCO IP	Company

Investments at December 31, 2002	372,906	229,220	189,736	55,389	30,469	174,987	320	1,053,027
Equity pick-up 1st quarter	29,374	16,211	13,686	4,537	2,408	11,882	(972)	77,126
Purchase of shares in the 1stdquarter	30	370	83	1	-	-	-	484
Gain (loss) from the purchase of shares	(4)	188	47	-	-	-	-	231

Investments at March 31, 2003	402,306	245,989	203,552	59,927	32,877	186,869	(652)	1,130,868

Balance for shareholders´ equity at December 31,
2002, with no premium reserve
Percentage of participation of the parent company (%)	97.07%	97.57%	98.45%	97.21%	98.35%	98.33%	99.99%	-

Investment in subsidiaries	389,048	232,738	188,359	56,747	31,007	186,869	(1,162)	1,083,606
Merged premium/ advance for future capital increase
(TCO-IP)	13,258	13,251	15,193	3,180	1,870	-	-	46,752
Advance for future capital increase	-	-	-	-	-	-	510	510

Investments at March 31, 2003	402,306	245,989	203,552	59,927	32,877	186,869	(652)	1,130,868

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

8. Property, plant and equipment

		Company

		31/03/2003		31/12/2002

	Annual	Cost
	depreciation	monetarily	Accumulated	Net book	Net book
	rate (%)	updated	depreciation	value	value

Assets and service installations
Switching equipment	10	85,743	(27,820)	57,923	60,066
Transmission equipment	14,29	284,365	(199,616)	84,749	91,800
Infrastructure
Land	-	2,185	-	2,185	2,962
Buildings	4	18,227	(8,705)	9,522	9,007
Supporters and protectors	5	23,450	(6,749)	16,701	14,464
Energy equipment	10	35,494	(26,532)	8,962	9,096
Others	10	3,651	(1,616)	2,035	2,125
Computer equipment	20	20,239	(8,534)	11,705	11,695
Vehicles	20	784	(632)	152	166
Other assets	5 a 20	41,307	(16,251)	25,056	26,207
Assets for future use
Assets and construction in progress	-	6,297	-	6,297	7,207
Construction material	-	1,736	-	1,736	1,789

		523,478	(296,455)	227,023	236,584

		Consolidated

		31/03/2003		31/12/2002

	Annual	Cost
	depreciation	monetarily	Accumulated	Net book	Net book
	rate (%)	updated	depreciation	value	value

Assets and service installations
Switching equipment	10	268,457	(80,196)	188,261	194,560
Transmission equipment	14.29	781,364	(439,717)	341,647	331,111
Infrastructure
Land	-	7,811	-	7,811	5,830
Buildings	4	41,074	(13,621)	27,453	25,530
Supporters and protectors	5	76,445	(11,712)	64,733	56,610
Energy equipment	10	76,314	(42,175)	34,139	29,137
Others	10	4,616	(1,936)	2,680	2,768
Computer equipment	20	38,414	(16,235)	22,179	22,352
Vehicles	20	1,803	(1,409)	394	447
Other assets	5 to 20	121,768	(37,870)	83,898	76,940
Assets for future use
Assets and construction in progress	-	39,057	-	39,057	79,910
Construction material	-	17,780	-	17,780	16,051
Exploration right (concession)	6.90	60,550	(11,460)	49,090	50,172

		1,535,453	(656,331)	879,122	891,418

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

9. Loans and financing

			Company		Consolidated
	Interest and monetary updating	Due date	3/31/2003	12/31/2002	3/31/2003	12/31/2002
Local currency
BNDES	T.J.L.P. plus annual interest from 3.5% to 4%	1/15/2008	15,264	16,356	195,208	204,479
Other Loans	Industrial Products Column 20 - FGV	2003 to 2008	-	-	1,519	1,587
Foreign Currency
Finimp	Exchange variation based on the U.S. dollar, plus Libor and 2% p.a. over Libor and 7% per year	5/19/2003 to12/12/2003	163,801	170,054	163,314	174,752
Resolution No. 2770	Exchange variation based on the U.S. dollar plus annual interest ranging from 7,41%	12/05/2003 a 29/11/2004	47,159	48,842	58,617	60,707
Export Development Corporation - EDC	Exchange variation based on the U.S. dollar plus semiannual Libor and annual interest of 3.90% p.a. to 5% per year	12/14/2006	92,979	90,018	163,634	163,358
BNDES - Currency basket	UMBNDES variation plus the loan rate from BNDES plus annual interest of 3.5%	01/15/2008	-	-	20,717	22,897

			319,203	325,270	608,009	627,780
Current			(239,566)	(246,555)	(317,808)	(324,980)

Noncurrent			79,637	78,715	290,201	302,800

Banks	Guarantees

BNDES - TCO Operators	15% of receivables and CDB pledged in the amount of the next installment due
BNDES – NBT	100% of receivables and CDB pledged in the amount of the next installment due during the first year and CDB pledged in the amount equivalent to two installments due in the remaining period
EDC	Guarantee from TCO and other subsidiaries
Other loans and financing	Guarantee from TCO

The contracts with BNDES and EDC include several restrictive clauses denominated covenants. At March 31, 2003, the Company does not have problems relating to the compliance with contractual conditions.

At March 31, 2003 the total debt amounted to R$ 608,009 (R$ 627,780 at December 31, 2002) from which 67.64% is expressed in foreign currency (64.24% in U.S. dollars) and 3.4% relates to the currency basket – BNDES index). From the portion expressed in U.S. dollars and Japanese Yen, 86.10% was protected by hedge operations at the end of the quarter. From the total denominated currency basket, 81.76% was protected by hedge operations.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

10. Provision for contingencies
Based on the lawyers´ opinion, the Company recorded a provision for contingencies in amounts considered necessary to cover possible losses derived from the outcome of ongoing processes, as follows:

	3/31/2003	12/31/20023/31/2003	12/31/2002

Tax	11,868	12,199	16,041	16,404
Labor	9	-	185	269
Others (a)	88,853	82,431	88,853	82,431

	100,730	94,639	105,079	99,104

(a) Corresponding to the original loans from Telecomunicações Brasileiras S.A. – TELEBRÁS, which according to Attachment II of the Spin-Off Report of February 28, 1998, approved by the General Shareholders Meeting of May 1998, and according to Company management, should be charged to the respective holding controlled by Telegoiás Celular S.A. and Telebrasília Celular S.A.

Local management, based on the understanding that the respective loans were wrongly allocated at the time of the spin-off, suspended the payments flow subsequent to the changes in Company´s controls. These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

In June 1999, Tele Centro Oeste Celular Participações S.A. (parent company) filed a legal action claiming that the assets related to these obligations - loans and financing - belong to the Company as well as the respective accessories, plus compensations for the installments paid.

In November 1999, Company management decided to transfer to the actual holding - Tele Centro Oeste Celular Participações S.A., the liability derived from the loan originally due to Telecomunicações Brasileiras S/A –TELEBRÁS and absorbed during the spin-off process.

On August 1, 2001, a sentence was handed down denying the action filed by Tele Centro Oeste Celular Participações S.A., however, on October 8, 2001 Tele Centro Oeste Celular Participações S.A. filed an appeal awaiting decision to date.

According to the opinion of the Company´s lawyers, they consider the chances of unfavorable outcome for these contingencies as probable with regard to merit, and possible with regard to the adjustment factor. The difference between the original contract charges and the above mentioned monetary correction at March 31, 2003, which has not been recorded, is estimated to be R$ 55,660 (R$ 68,780 at December 31, 2002).

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

11. Related party transactions

Company

The amounts receivable from related parties refer to the transfer of administrative expenses from the Company to its subsidiaries.

The amounts payable by related parties refer to the loan operations carried out between the Company and its subsidiaries.

Consolidated

	Company	Consolidated

	31/03/2003	31/12/2002	31/03/2003	31/12/2002

Assets
Cash and cash equivalents
Short-term investments	235,517	224,254	747,947	712,135
Marketable securities	1,034	987	6,693	6,463
Accounts receivable	3,659	238	-	-
Loans to related parties	7,546	10,618	-	-
Interest on shareholders´ equity	31,687	31,687	-	-
Dividends	18,799	18,779	-	-
Other assets	41,198	40,226	41,198	40,226
Liabilities
Suppliers	986	1,698	3,518	4,083
Interest on shareholders´ equity	14,104	14,104	14,104	14,104
Transactions
Cost of telecom services – mobile network use	55	-	-	-
tariff (TUM)
Financial expenses	654	206	-	3,076
Financial income	15,483	6,729	46,093	22,372
Call Center - Telegoiás	932	-	-	-
General and administrative expenses	1,176	-	3,644	1,887
Acquisition of telephone cards	236	-	1,586	1,049
Acquisition of property, plant and equipment	666	-	951	2,164
Telecom services – TUM	48	-	-	-
Sale of merchandise and cards	452	-	-	-
Cost of goods / cards	377	-	-	-
Other income	11,311	9,685	-	-

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

11. Related party transactions--Continued

According to the contract entered into by and among Splice do Brasil S.A. and the subsidiaries of Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Telegoiás Celular S.A and Teleacre Celular S.A., a technical assistance shall be provided to Splice do Brasil S.A., corresponding to 1% of net operating revenues. For the period ended March 31, 2003, R$ 3,644 (R$ 1,887 at December 31, 2002) was appropriated to general and administrative expenses.

In January 2002 the Company, through a contract with BID S.A., made an advance payment for the acquisition of shares corresponding to the present value of the tax benefit on the merged premium in the amount of R$ 34,259 which was increased by R$ 6,939 due to the financial pro-rata discount at March 31, 2003 (R$ 5,967 at December 31, 2002), according to the discount rate practiced in the financial market.

All the related party transactions were carried out in accordance with the Company´s articles of incorporation and at normal market conditions.

12. Shareholder´ equity

a) Capital
The authorized capital at March 31, 2003 and December 31, 2002 correspond to 700,000,000,000 shares. The subscribed and paid-in capital at March 31, 2002 and December 31, 2002 corresponds to R$ 534,046, represented by 379,200,036,000 shares with no par value, held as follows (in thousands of shares):

	3/31/2003	12/31/2002

Common shares	126,433,338	126,433,338
Preferred shares	252,766,698	252,766,698

	379,200,036	379,200,036

Book value per lot of thousand share (in R$)	3.456616	3.213404

The preferred shares of Tele Centro Oeste Celular Participações S. are nonvoting and have priority of reimbursement and payment of noncumulative minimum dividends. These shares will become voting if the Company, for a period of three consecutive years, stops paying the minimum dividends established on the Articles of Incorporation.

On April 26, 2002, the minority shareholders of Telebrasília Celular S.A transferred their shares according to the merger agreement to Tele Centro Oeste Celular Participações S.A., thus increasing the latter´s capital.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

12. Shareholder´ equity - continued

b) Special premium reserve

This reserve was constituted as a result of the Company´s partial spin-off and refers to the premium paid for the acquisition of BID S.A. (subsequently recorded at Coverage Participações S.A., a company merged by Tele Centro Oeste Celular Participações S.A.). This operation was recorded in a specific permanent assets account against the capital reserve account recorded in shareholders´ equity. This reserve is reduced by the provision for maintaining shareholders´ equity completeness.

c) Retained income reserve for expansion - Article 196 of Law No. 6,404/76

On April 29, 2003, the General Shareholders Meeting approved the constitution of a reserve for retained earnings in the amount of R$ 219,225 in connection with the remaining balance of the net income for the year, after allocating the legal reserve and dividends. The amount in question will be used for future investment purposes and according to the capital budget.

The General Shareholders Meeting also approved the transfer of the 2001 retained earnings remaining balance of R$ 44,252, which was not used in investment activities mainly due to the “Overlay” implantation as included in the 2002 capital budget, for expansion purposes. The referred amount will be invested according to the 2003 capital budget under the terms of the Company´s bylaws. The decision of postponing the “Orvelay” was based on market regulatory conditions and on the perspective of consolidating the cellular telephone companies who appeared to ready to make such a significant decision only at the beginning of 2003.

d) Treasury stock

At a meeting held on November 8, 2002, the Board of Directors of Tele Centro Oeste Celular Participações S.A., in continuation of the decisions made on June 22, 2001, September 25, 2001 and December 26, 2001, respectively, approved the acquisition at market value of up to 23,334,500.000 shares of the Company issuance, from which 1,670,000.000 are common shares and 21,664.500.000 are preferred shares, representing up to 10% of the outstanding preferred shares, to be cancelled or kept in treasury for subsequent disposal, without capital reduction.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

12. Shareholder´ equity - continued

The shares in treasury at March 31, 2003 and December 31, 2002 amounted to 5,791,394,000 common shares.
The market value of common shares at March 31, 2003 corresponded to R$ 13.10 per thousand-share lot.
The market value of preferred shares at March 31, 2003 corresponded to R$ 5.00 per thousand-share lot.
In 2003 no common nor preferred shares were purchased to be held in treasury.

13. Net operating result

	Company		Consolidated

	3/31/2003	12/31/2002	3/31/2003	12/31/2002

Subscription	11,607	-	33,674	25,776
Use
National	49,422	-	172,059	134,976
Displacement/additional per calls and others	4,759	-	12,966	11,079
Use of network	44,255	-	174,062	146,487
Additional services	1,768	-	5,046	2,967
Resale of cellular equipment	10,208	-	48,354	42,740
Resale of cards	13,181	-	78,474	49,946
Internet services	-	-	248	403
Others	-	-	-	27,302

Gross operating income	135,200	-	524,884	441,676
Taxes on gross income	(27,879)	-	(114,866)	(86,714)

Net operating income	107,321	-	410,018	354,962

14. Financial instruments

Pursuant to Normative Instruction of CVM No. 235/95, Tele Centro Oeste Celular Participações S.A. and subsidiaries performed an evaluation of book value of their assets and liabilities in relation to market value based on available information and appropriate evaluation methodologies. However, the interpretation of market information, as well as of the selection of evaluation methods, require considerable judgment and reasonable estimates in order to conclude on the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The application of different market hypothesis and/or estimate could have a material effect on the estimated realization values.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

14. Financial instruments --Continued

The Company´s investments are recorded by the equity pickup method. These investments comprise subsidiaries of strategic interest to the Company. Therefore, market value considerations are not applicable. The accounts receivable and accounts payable recorded in current assets and liabilities approximate market value due to their short-term maturity.

The main market risk factors affecting the Company´s business comprise the following:

a) Exchange rate risk
This risk relates to the possibility of the Company computing losses derived from foreign exchange rate fluctuations, increasing the debt balance of foreign currency loans obtained in the market and the financial expenses balance. In order to reduce this type of risk, the Company enters into hedge contracts (swaps of CDI) with financial institutions.

In March 2003, the total debt amounted to R$ 608,009 from which 67.64% is expressed in foreign currency (64.24% updated by the U.S. dollar and Yen and 3.40% denominated currency basket – BNDES index). The portion expressed in U.S. dollars and Yen, 86.10% was protected by hedge operations at the end of the quarter. From the total denominated in foreign currency 81.76% was protected by hedge operations. The hedge operations were carried out for purposes of partially covering future maturity of debts in U.S. dollar and Yen, indexed at fixed or variable interest rates. The gains or losses derived from these operations have been recorded in the statement of operations.

The Company´s net exposure to the foreign exchange rate risk, at book and market value, at March 31, 2003 corresponds to the following:

	Book valueFair	value

Loans in U.S. dollars	390,565	390,565
Hedge	336,280	333,262

Net exposure	54,285	57,303

The valuation method used for calculating the market value of loans, financing and swap contracts was based on discounted cash flow, considering the expectations of liquidation or realization of liabilities and assets at market rates in effect at the balance sheet date. The Company intends to maintain the existing hedge operations up to their maturity.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

14. Financial instruments --Continued

b) Interest rates risk

The risk relates to the possibility of the Company computing losses resulting from interest rate fluctuations, increasing the debt balances of loans obtained in the market and the financial expenses. The Company has not entered into hedge contracts against this risk. However, the Company constantly monitors the market interest rates in order to assess the need for contracting derivatives and to hedge against the risk of interest rates volatility.

At March 31, 2003, the Company presents the amount of R$ 196,727 (R$ 206,066 at December 31, 2002) in loans and financing in local currency obtained at various fluctuating rates (as explained in Note 9), as well as short-term investments in the amount of R$ 176,557 (R$ 121,362 at December 31, 2002) and investments in marketable securities of R$ 747,947 (R$ 712,135 at December 31, 2002) based on the CDI variation.

At March 31, 2003, the Company presents R$ 163,634 (R$ 163,358 at December 31, 2002) in loans and financing in foreign currency at variable interest rates (Libor renegotiated on a semiannual basis) and hedge contracts for these operations amounting to R$ 109,348 (R$ 106,930 at December 31, 2002) at fixed interest rates plus the exchange variation.

Another risk to which Tele Centro Oeste Celular Participações S.A. and subsidiaries are exposed is the non-connection between the monetary updating indexes on their debts and those on accounts receivable. The telephone charge readjustments do not necessarily correspond to the local interest rates rise affecting the Company´s debts.

c) Operating credit risk

The risk relates to the possibility of the Company computing losses derived from difficulties in collecting the amounts billed to customers, represented by cellular equipment dealers and distributors of prepaid telephone cards. In order to reduce this type of risk, the Company performs credit analyses supporting the risk management over collection problems and monitors the accounts receivable from subscribers, locking the calling capacity in case customers fail to pay their debts. With respect to shops and distributors, the Company maintains individual credit limits based on the analysis of sales potential, risk history and collection problem risks.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(A free translation from the original in Portuguese)
Notes to the Quarterly Information for the three months ended
March 31, 2003
(expressed in thousand of reais – R$)

14. Financial instruments --Continued

c) Operating credit risk --Continued

Credit risk linked to rendering of services

The credit risk in relation to accounts receivable from cellular telephone services is diversified.

Credit risk linked to the sale of equipment

The Company´s policy for selling equipment and distributing prepaid telephone cards is closely related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of receivables portfolio, the monitoring of loan terms, position and request limits established for dealers, obtaining guarantees are procedures adopted by the Company in order to minimize possible collection problems with its trading partners.

d) Financial credit risk

The risk relates to the possibility of the Company computing losses derived from difficulties in the realization of short-term investments and hedge contracts. The Company and subsidiaries minimize the risks associated with these financial instruments by investing with good rating financial institutions.

15. Subsequent events

On April 10, 2003 the National Telecommunications Agency - ANATEL approved the transfer of the participation of Bid S.A. in the capital of Tele Centro Oeste Celular Participações S.A. to Telesp Celular Participações S.A..

On April 25, 2003, Tele Centro Oeste Celular Participações S.A. was notified by its controlling shareholder of the conclusion of the operation involving the transfer of the Company´s shareholding control to Telesp Celular Participações S.A., under the terms of the Preliminary Contract for the Purchase and Sale of Shares and the Contract for Purchase and Sale of Shares, and on the referred date the financial liquidation of the operation occurred as well as the transfer of the Company´s shares, representing its shareholding control, to Telesp Celular Participações S.A..

The above press release contains forward-looking statements which are not historical in nature and merely reflect expectations and assumptions by the company's management. Terms such as “anticipates”, “believes”, “estimates”, “hopes”, “forecasts”, “intends to”, “plans”, “predicts”, “aims”, “expects”, “likely”, “may”, “should”, as well as other similar terminology seek to identify such forward-looking statements, which entail risks or uncertainties that may or may not have been foreseen by the company. Therefore, future results of company operations may differ materially from current expectations, and the reader should not base decisions or conclusions exclusively on the positions expressed herein. These projections reflect opinions valid only on the dates in which they are made and the company undertakes no obligation to update them in light of new information or of future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Sérgio Assenço Tavares dos Santos
Sérgio Assenço Tavares dos Santos President and Director of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.